Exhibit 99.2
www.hydrogenics.com Fourth Quarter and 2007 Results www.hydrogenics.com 1 NASDAQ: HYGS TSX: HYG

Safe Harbour Statement www.hydrogenics.com 3 NASDAQ: HYGS TSX: HYG This presentation contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement.

26% increase in revenues to $38.0 million Cost reduction initiatives in 2007 are anticipated to yield annualized savings in excess of $11million Business focus and basis for growth is clear OnSite Generation business trending towards profitability Good progress in product development and cost reduction during the year 2007 Highlights www.hydrogenics.com 5 NASDAQ: HYGS TSX: HYG

IMET Fuel Cell Stack for OnSite hydrogen generation HyPX Power Module for mobility applications HyPM-XR Power Module extended run backup power HyPM Power Module telecom backup power Hydrogen Here and Now www.hydrogenics.com 7 NASDAQ: HYGS TSX: HYG

HySTAT(tm)-A Hydrogen Station VALUE PROPOSITION high purity hydrogen generation Seen as "green hydrogen" 'on-site' & 'on-demand' in remote areas glass, metallurgy, oil & fat, chemical and pharmaceutical industries proven reliability over 1000 sites / 50 years RECENT NEW ORDERS $11.6 million of new OnSite Generation orders in Q1/08 Applications include nuclear fuel preparation for power generation, metallurgy and generator cooling Quality, engineering and support were key drivers MARKET ENGAGEMENT Direct sales to end users Sales to merchant gas companies OnSite Hydrogen Generation www.hydrogenics.com 9 NASDAQ: HYGS TSX: HYG

Extended Run Backup Power AC-HyPM(r)-XR Fuel Cell Power Module DC-HyUPS Backup Power System MARKET ENGAGEMENT OEM sales model AC Back-up solution with APC DC Back-up solution with Comscope DC extended run mandated for critical communications Scope of responsibility has been increased to include entire rack system VALUE PROPOSITION OEM sales model up to 50 kW extended run backup power compact footprint in 19" server cabinet up to three power modules rack mounted competitive total cost of ownership www.hydrogenics.com 11 NASDAQ: HYGS TSX: HYG

HyPM(r) Fuel Cell Power Pack VALUE PROPOSITION Significant productivity increases Reduced operational infrastructure Up to 40 kW instantaneous full power in hybrid combination with ultra capacitors No harmful emissions for indoor use MARKET ENGAGEMENT Engage early adopters Line of site on 100 Class 1 units Orders pending with Gov. funding support Concurrent OEM development efforts Fuel Cell for Enhanced Operating Efficiency www.hydrogenics.com 13 NASDAQ: HYGS TSX: HYG

Hydrogen & Electricity Storage Competing Storage Numerous technologies including: battery, flow battery, compressed air, flywheel, pumped hydro, super cap These technologies can only be used to stabilize the grid These technologies are typically dependent on geography (reservoir, underground cavern) Hydrogen Storage Better for longer term storage (days/weeks) No harmful emissions Hydrogen can be deployed anywhere in the world Flexibility for use in many applications (transport fuel, portable and stationary power) Several projects under exploration at various scales www.hydrogenics.com 15 NASDAQ: HYGS TSX: HYG

Business Impact of R&D in 2007 Successfully demonstrated the S4000 IMET Water Electrolysis Stack which has a 400% increase in hydrogen production capacity compared with our standard S1000 IMET product. Achieved a 200% increase in operating lifetime for our non-humidified HyPM XR (tm) fuel cell power module. Achieved a 300% increase in operating lifetime under accelerated testing conditions on our HyPM HD(tm) fuel cell stack. Reduced the cost of our HyPM XR(tm) and HyPM HD(tm) fuel cell stacks by 27% and 15% respectively in 2007. Increased fuel cell stack operating current density representing a 14% increase in available power. www.hydrogenics.com 17 NASDAQ: HYGS TSX: HYG

Year of adjustment is behind us Business focus and basis for growth is clear OnSite Generation business now poised for profitability Overall environment for hydrogen technology is getting stronger - most evident outside of North America New applications in renewable energy anticipated to show strong momentum in 2008 Key Conclusions www.hydrogenics.com 19 NASDAQ: HYGS TSX: HYG

21 Financial Overview Fourth Quarter and 2007

www.hydrogenics.com 23 NASDAQ: HYGS TSX: HYG Revenues Revenues Three months ended December 31 1st Qtr 1st Qtr FY06 9.5 FY07 11.1 $M $M 16% OnSite Generation Power Systems Test Systems '06 3 2.9 3.6 '07 6.3 1.8 3 Revenues by Business Unit Notes Revenues were $11.1 million, a 16% increase and reflect $3.3 million of increased OnSite Generation revenues, partially offset by $1.1 million of decreased Power Systems revenues and $0.6 million of decreased Test Systems revenues, respectively. The lower revenues in our Power Systems business is attributable to a lower level of military revenues while the lower revenues in our Test Systems business is attributable to the windup of our Burnaby based fuel cell test equipment business.

www.hydrogenics.com 25 NASDAQ: HYGS TSX: HYG Revenues Revenues by Business Unit 1st Qtr 1st Qtr '06 30.1 '07 38 OnSite Generation Power Systems Test Systems '06 12 7 11.1 '07 19.6 6.1 12.3 $M $M Year ended December 31 26 % Revenues Notes Revenues were $38 million, a 26% increase, primarily as a result of the resumption of production in our OnSite Generation business unit to historical levels combined with increased revenues in our Test Systems business unit.

www.hydrogenics.com 27 NASDAQ: HYGS TSX: HYG OnSite Generation Power Systems Test Systems '06 -84.2 56.7 22.1 '07 3 25.8 26.1 Gross Profit Notes Gross profit, expressed as a percentage of revenues, was 13% (negative 1% in 2006) and is primarily reflected by higher margin deliveries in our OnSite Generation business unit as a result of the return to historical production levels. These improvements were partially offset by: (i) a lower proportion of high margin military revenues; (ii) the adverse impact of foreign exchange rates; and (iii) lower overhead absorption in our Power Systems business. Three months ended December 31 Gross Profit by Business Unit % % 2006 2007 '07 -1 12.9 Gross Profit 13.9 percentage points

www.hydrogenics.com 29 NASDAQ: HYGS TSX: HYG Notes Gross profit, expressed as a percentage of revenues, was 12%, an increase of 9% due to the absence of special warranty reserves taken in 2006, combined with increased overhead absorption as a result of the resumption of deliveries to historical levels in our OnSite Generation business. Gross Profit Twelve months ended December 31 Gross Profit by Business Unit 1st Qtr 'YTD 07 '06 2.3 '07 11.6 OnSite Generation Power Systems Test Systems '06 -45.6 43.8 28.3 '07 3.1 16.4 23.9% % 9.3 percentage points Gross Profit

www.hydrogenics.com 31 NASDAQ: HYGS TSX: HYG Cash Operating Expenses Notes Cash operating expenses were $9.0 million in the fourth quarter and reflect $2.4 million of severance and other expenses relating to the streamlining initiative undertaken in November 2007. Cash operating expenses were $33.7 million, a decrease of 10% from $37.3 million in 2006 and reflect more than $4.1 million in expenses attributable to the streamlining initiatives carried out in the first and fourth quarters of 2007. Three and twelve months ended December 31, 2007 2006 2007 SG&A 7.5 6.9 R&D 3.5 2.1 $M 9.0 11.0 2006 2007 SG&A 27.9 24 R&D 9.4 9.7 $M 33.7 37.3 Three months ended December 31 Twelve months ended December 31 Footnote: Cash operating expenses are defined as the sum of selling, general and administrative costs and research and product development expenditures and excluding costs associated with our decision to wind up fuel cell test equipment business. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as an estimate of the amount of fixed costs to operate the organization and believes this is a useful measure for investors for the same purpose. Refer to slide 23 for a reconciliation of this measure to Loss from Operations. 19% 10%

www.hydrogenics.com 33 NASDAQ: HYGS TSX: HYG Cash Operating Expenses Notes Cash operating expenses of $9.0 million include $2.4 million of costs related to streamlining initiatives carried out in the fourth quarter along with $0.7 million of payroll associated with those individuals employed by the Corporation during the quarter. Cash operating expenses decreased by 45% in the fourth quarter of 2007 compared to the fourth quarter of 2006, exclusive of streamlining costs. Three months ended December 31, 2007 Test Reported Streamln SG&A 0.6 3.9 2.4 R&D SG&A Total Test Reported Streamln R&D 0.1 2 0 Q4 payroll cost of streamlining Q4 expenses, net of streamlining Cost of Nov-07 streamlining Total 0.7 5.9 2.4 $2.1 million $6.9 million $9.0 million

www.hydrogenics.com 35 NASDAQ: HYGS TSX: HYG Net Loss Three and twelve months ended December 31 2006 2007 Cash Loss 29.1 24.3 Non-cash Expenses 101.7 3.8 $M 28.1 2006 2007 Cash Loss 9.5 8.7 Non-cash Expenses 12.6 0.8 $M 9.5 22.1 Three months Twelve months 130.8 57% 79%

www.hydrogenics.com 37 NASDAQ: HYGS TSX: HYG Balance Sheet Highlights As at December 31 ($ M) Change Change Cash and cash equivalents and short-term investments $ 30.5 $ 60.3 (29.8) (49.4) Accounts and grants receivable 13.6 11.6 2.0 17.2 Inventory 12.7 12.7 - - Accounts payable 18.2 21.4 (3.2) (15.0) Dec. 31, 2007 Dec. 31, 2006 $ %

www.hydrogenics.com 39 NASDAQ: HYGS TSX: HYG Order Backlog ($ M) Q3 Backlog Orders Received Orders Delivered Q4 Backlog OnSite Generation 18.6 3.5 6.3 15.8 Power Systems 8.0 2.4 1.8 8.6 Test Systems 4.2 0.9 3.0 2.1 Total 30.8 6.8 11.1 26.5 As at December 31, 2007 Notes In addition to orders which we currently anticipate receiving and executing during 2008, we expect to deliver, and recognize as revenue more than 80% of our current order backlog during 2008.

www.hydrogenics.com 41 NASDAQ: HYGS TSX: HYG Q4 Results (in $ millions) Definition: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, depreciation and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flow. Refer to slide 24 for a reconciliation of this measure. 2007 2006 Change Change $ % Revenues 11.1 9.5 1.6 16.6 Gross Profit 1.4 (0.1) 1.5 1500.0 % of Revenues 12.9 (1.0) Operating Expenses Selling, general and administrative 6.9 7.5 (0.6) (8.0) Windup of fuel cell test equipment business 2.0 - 2.0 100.0 Research and product development 2.1 3.5 (1.4) (40.0) Total operating expenses 11.0 11.0 - - EBITDA* (9.6) (11.1) (1.5) (13.5)

www.hydrogenics.com 43 NASDAQ: HYGS TSX: HYG 2007 Twelve Month Results (in $ millions) Footnote: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, depreciation and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Refer to slide 24 for a reconciliation of this measure. 2007 2006 Change Change $ % Revenues 38.0 30.1 7.9 26.2 Gross Profit 4.4 0.7 3.7 528.6 % of Revenues 11.6 2.3 Operating Expenses Selling, general and administrative 24.0 27.9 (3.9) (14.0) Windup of fuel cell test equipment business 2.0 - 2.0 100 Research and product development 9.7 9.4 0.3 3.2 Total operating expenses 35.7 37.3 (1.6) (4.3) EBITDA* (31.3) (35.0) (3.7) (10.6)

www.hydrogenics.com 45 NASDAQ: HYGS TSX: HYG Reconciliation of Non-GAAP Measures Cash Operating Costs ($M) Three months ended December 31, 2007 Twelve months ended December 31, 2007 Cash Operating Costs $ 9.0 $ 33.7 Less: Gross profit 1.4 4.4 Add: Amortization of property, plant & equipment 0.2 0.9 Add: Amortization of intangible assets 0.1 0.3 Add: Windup of fuel cell test equipment business 2.0 2.0 Loss from operations $ 9.9 $ 32.5

www.hydrogenics.com 47 NASDAQ: HYGS TSX: HYG Reconciliation of Non-GAAP Measures EBITDA ($M) Three months ended December 31, 2007 Year ended December 31, 2007 EBITDA loss $ 9.6 $ 31.3 Add: Amortization of property, plant & equipment 0.2 0.9 Add: Amortization of intangible assets 0.1 0.3 Less: Other income (expenses) (0.4) (4.4) Net loss $ 9.5 $ 28.1